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                          July 6, 2022

       Ren  e Aguiar-Lucander
       Chief Executive Officer
       Calliditas Therapeutics AB
       Kungsbron 1, D5
       SE-111 22
       Stockholm, Sweden

                                                        Re: Calliditas
Therapeutics AB
                                                            Registration
Statement on Form F-3
                                                            Filed June 28, 2022
                                                            File No. 333-265881

       Dear Ms. Aguiar-Lucander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua A. Kaufman, Esq.